Skydeck Acquisition Corp.
225 Dyer Street, 2nd Floor

Providence, Rhode Island 02903

May 14, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Skydeck Acquisition Corp. Registration Statement on Form S-1 Filed March 16, 2021 File No. 333-254347

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Skydeck Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on May 18, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660 or Sean T. Wheeler, also of Kirkland & Ellis LLP at (713) 836-3427, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

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Sincerely,

By: /s/ Martin J. Mannion
Name: Martin J. Mannion

Title: Chief Executive Officer

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